NORTH SQUARE INVESTMENTS TRUST
10 South LaSalle Street, Suite 1925
Chicago, IL 60603

October 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Ms. Lisa N. Larkin, Esq.

Re:	North Square Investments Trust
Request for Acceleration of Effectiveness of Registration Statement on Form N-1A
File Nos. 811-23373; 333-226989

Dear Ms. Larkin:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), North Square Investments Trust (the “Trust”) and Compass Distributors, LLC, the principal underwriter for the Trust, hereby jointly and respectfully request that the effectiveness of the Trust’s Registration Statement on Form N-1A that was most recently amended by Pre-Effective Amendment No. 1 under the 1933 Act, as filed with the Securities and Exchange Commission on October 23, 2018, be accelerated to the earliest practicable time on October 25, 2018, or as soon thereafter as practicable.

The undersigned, in making this request for acceleration, hereby state that they are aware of their obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Please contact Robert M. Kurucza (202.346.4151) or Andrew L. Zutz (202.346.4116) at Goodwin Procter LLP with any comments or questions concerning this correspondence.

Very truly yours,

North Square Investments Trust		Compass Distributors, LLC

By:	/s/ Alan E. Molotsky	By:	/s/ Mark Fairbanks
	Name: Alan E. Molotsky		Name: Mark Fairbanks
	Title: Treasurer and Secretary		Title: Vice President

cc:	Mark D. Goodwin, North Square Investments, LLC
Alan E. Molotsky, North Square Investments, LLC
Robert M. Kurucza, Goodwin Procter LLP
Andrew L. Zutz, Goodwin Procter LLP